EXHIBIT 99.2

Details with Regard to Company Institutional Principal Shareholders

Based solely upon, and qualified in its entirety with reference to, a notice dated May 31, 2014, submitted to our company:

1.
Excellence Group holds 1,643,642 shares held by The Phoenix Holdings Ltd. (115,004 shares held by managed accounts), 1,055,027 shares held by Excellence Investments Ltd. and 402,019 shares held by Excellence Nessuah Gemel and Pensia Ltd. We refer to The Phoenix Holdings Ltd., Excellence Investments Ltd. and Excellence Nessuah Gemel and Pensia Ltd. collectively as the “Excellence Group”.

The Excellence Group also holds debentures convertible into 90,672 ordinary shares.

2.	D.S Apex Holdings group holds 2,793,001 shares held by DS APEX holdings Ltd. D.S Apex Holdings group also holds debentures convertible into 55,559 ordinary shares.